Exhibit 99.1

News Release

For Immediate Release

Stantec appoints Paul Cellucci to its Board of Directors

EDMONTON AB (September 17, 2009) TSX, NYSE:STN

Mr. Ron Triffo, P.Eng., Chairman of the Board of Stantec Inc., on behalf of the Stantec Board of Directors, is pleased to announce that Mr. Paul Cellucci has been appointed as a Director of the Company. Mr. Cellucci brings over 35 years of public service experience, including, as US Ambassador to Canada, Governor of Massachusetts, and Lieutenant Governor of Massachusetts.

“We are very pleased to have Mr. Cellucci join Stantec’s Board of Directors,” says Triffo. “He brings a wealth of experience and knowledge in international trade and industry and we look forward to the many contributions he will make to our organization.”

Mr. Cellucci received his law degree from Boston College Law School in 1973. In 1970, he graduated from the Boston College School of Management, where he served in the Reserve Officers Training Corps (ROTC). He also served in the U.S. Army Reserves from 1970 until 1978, when he was honorably discharged with the rank of Captain.

Mr. Cellucci's career in government began in 1970 when he was elected to the Hudson Charter Commission. One year later he won a seat on the Hudson Board of Selectmen and he served on that panel until 1977. In 1976 he was elected to the first of four terms in the Massachusetts House of Representatives. In 1984, Governor Cellucci was elected to the Massachusetts Senate from the Middlesex and Worcester District, and during his third and final Senate term became the Assistant Republican Leader.

Mr. Cellucci served as Lieutenant Governor of the Commonwealth of Massachusetts from 1991 to 1997 and as Governor of Massachusetts from 1997 to 2001.

Mr. Cellucci was appointed as US Ambassador to Canada in 2001. During his four year term, he worked diligently to strengthen and grow the trading relationship between the United States and Canada.

Since leaving his position as Ambassador, Cellucci has penned a book titled Unquiet Diplomacy, a memoir of his time as ambassador. In addition he spent a year with Magna Entertainment Corporation as an advisor to Frank Stronach and has since joined the Boston office of the law firm of McCarter & English, LLP, where he holds the title of Special Counsel.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 130 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Stantec Media Relations Tel: (780) 917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel : 780-917-7288 simon.stelfox@stantec.com
One Team. Infinite Solutions.